Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THE SECOND QUARTER AND SIX-MONTH PERIOD ENDED JUNE 30, 2023

Monaco, July 28, 2023 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the second quarter (“Q2 2023”) and six-months ended June 30, 2023.

I.	PROFITABILITY AND LIQUIDITY

•	Q2 2023 Net Income available to common stockholders of $63.2 million ($0.52 per share).

•	Q2 2023 Adjusted Net Income available to common stockholders[1] of $68.6 million ($0.56 per share).

•	Q2 2023 liquidity of $1,059 million[2].

II.	SHARE REPURCHASE PROGRAM TO DATE

•	Repurchase of 5,385,492 common shares, for a total consideration of $50.0 million, since the beginning of Q2 2023.

•	Available funds remaining under the share repurchase program of $40.0 million for common shares and $150 million for preferred shares.

III.	DRY BULK OPERATING PLATFORM

•	Costamare Bulkers Inc. (“CBI ”) has currently fixed a fleet of 56 dry bulk vessels on period charters, consisting of:

-	35 Newcastlemax/Capesize vessels

-	20 Kamsarmax/Panamax vessels

-	1 Ultramax vessel

•	53 of the chartered-in vessels have been delivered to CBI.

•	Majority of the fixed fleet on index linked charter-in agreements.

IV.	LEASE FINANCING PLATFORM

•	Lead participation in Neptune Maritime Leasing Limited (“NML”).

•	Equity investment of up to $200 million.

•	Current Company’s investment to NML of $49.3 million.

•	Outstanding lease financings granted by NML amount to $119.6 million.

V.	NEW DEBT FINANCING

•	Conclusion of the refinancing of existing indebtedness of two containerships and seven dry bulk vessels with two European financial institutions[3]. More specifically:

______________________________________

1 Adjusted Net Income available to common stockholders and respective per share figures are non-GAAP measures and should not be used in isolation or as substitutes for Costamare’s financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”). For the definition and reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to Exhibit I.

2 Including our share of cash amounting to $3.1 million held by vessel owning companies set-up pursuant to the Framework Deed dated May 15, 2013, as amended and restated from time to time (the “Framework Deed”), between the Company and York Capital Management Global Advisors LLC and an affiliated fund (collectively, “York Capital”), short term investments in U.S. Treasury Bills amounting to $148.0 million, margin deposits relating to our forward freight agreements (“FFAs”) of $47.5 million and $84.2 million of available undrawn funds from one hunting license facility as of June 30, 2023.

3 One of the two bilateral facilities was on a commitment status basis and subject to final documentation in May 2023, at the time of our first quarter results.

1

-	Two bilateral loan facilities for a total amount of approximately up to $176 million.

-	Of the $176 million, approximately $84 million remain available for the financing of future acquisitions for dry bulk vessels until December 2025.

-	Drawn down amounts were used for prepayment of existing indebtedness.

-	Improvement of funding cost and extension of maturity for all nine refinanced vessels.

VI.	OWNED FLEET CHARTER UPDATE - FULLY EMPLOYED CONTAINERSHIP FLEET[4] FOR THE YEAR AHEAD

•	99% and 87% of the containership fleet[5] fixed for 2023 and 2024, respectively.

•	Contracted revenues for the containership fleet of approximately $2.9 billion with a TEU- weighted duration of 3.9 years[6].

•	Entered into more than 50 chartering agreements for the owned dry bulk fleet since Q1 2023 earnings release.

VII.	SALE AND PURCHASE ACTIVITY

•	Agreement for the acquisition of two 2011-built Capesize bulk carriers. Vessels will be purchased with cash on hand and the acquisitions are expected to be concluded in Q3 2023.

•	Agreement for the sale of the 1998-built, 2,472 TEU capacity containership, Monemvasia. The Company owns 49% equity interest in the company owning this containership with the remaining equity interest being owned by York Capital. Sale is expected to be concluded in Q3 2023, with an estimated capital gain of $1.7 million for the Company.

•	Conclusion of the sale of the 2010-built, 37,302 DWT capacity dry-bulk vessel, Comity, resulting in a capital gain of $2.1 million.

•	Conclusion of:

-	the sale of our 49% equity interest in the company owning the 2018-built, 3,800 TEU capacity containership, Polar Argentina to York Capital,

-	the acquisition of the 51% equity interest of York Capital in the company owning the 2018-built, 3,800 TEU capacity containership, Polar Brasil, resulting in the Company owning 100% of the relevant equity interest.

VIII.	DIVIDEND ANNOUNCEMENTS

•	On July 3, 2023, the Company declared a dividend of $0.115 per share on the common stock, which is payable on August 7, 2023, to holders of record of common stock as of July 20, 2023.

•	On July 3, 2023, the Company declared a dividend of $0.476563 per share on the Series B Preferred Stock, $0.531250 per share on the Series C Preferred Stock, $0.546875 per share on the Series D Preferred Stock and $0.554688 per share on the Series E Preferred Stock, which were all paid on July 17, 2023 to holders of record as of July 14, 2023.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the second quarter of the year, the Company generated Net Income of about $69 million. As of quarter end, liquidity was $1 billion.

In the containership sector, the charter market has been softening, although rates still remain at healthy levels. The orderbook, however, remains the principal threat to the market.

______________________________________

4 Please refer to the Containership Fleet List table in Exhibit 99.2 for additional information on vessel employment details for our containership fleet.

5 Calculated on a TEU basis, including one vessel owned by a vessel owning company set-up pursuant to the Framework Deed and excluding vessel Monemvasia that we have agreed to sell in Q3 2023.

6 As of July 27, 2023. Total contracted revenues and TEU-weighted remaining time charter duration include our ownership percentage for one vessel owned pursuant to the Framework Deed and exclude vessel Monemvasia that we have agreed to sell in Q3 2023.

2

On the dry bulk side, our owned dry bulk vessels continue to trade on a spot basis while the trading platform has grown to a fleet of 56 ships. Having invested $200 million in the dry bulk operating platform, we have a long term commitment to the sector whose fundamentals we view positively.

Regarding Neptune Maritime Leasing, the platform has been steadily growing on a prudent basis, having concluded leasing transactions worth a total of $120 million, which are complemented by a heathy pipeline extending over the coming quarters.

Finally, during the quarter we proceeded with our share repurchase program and we bought $ 50 million worth of common shares highlighting our strong belief that the share price is heavily undervalued considering both the Company’s performance and prospects.”

3

Financial Summary

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2022	2023	2022	2023

Voyage revenue	$558,937	$614,712	$290,927	$365,943
Income from investments in leaseback vessels	-	$1,477	-	$1,477

Accrued charter revenue (1)	$5,069	$531	$1,712	$2,796
Amortization of time-charter assumed	$98	$29	$49	$(20)
Voyage revenue adjusted on a cash basis (2)	$564,104	$615,272	$292,688	$368,719

Adjusted Net Income available to common stockholders (3)	$223,058	$115,093	$118,563	$68,559
Weighted Average number of shares	124,228,628	122,560,175	124,306,059	122,588,759
Adjusted Earnings per share (3)	$1.80	$0.94	$0.95	$0.56

Net Income	$245,024	$216,258	$121,987	$67,394
Net Income available to common stockholders	$229,576	$204,807	$114,133	$63,246
Weighted Average number of shares	124,228,628	122,560,175	124,306,059	122,588,759
Earnings per share	$1.85	$1.67	$0.92	$0.52

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis. The reverse is true for charters with descending rates.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements of our fleet are described in the notes to the “Fleet List” tables in Exhibit 99.2.

(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income and Adjusted Earnings per Share.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month and the six-month periods ended June 30, 2023 and 2022. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

4

Exhibit I

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2022	2023	2022	2023
Net Income	$245,024	$216,258	$121,987	$67,394
Earnings allocated to Preferred Stock	(15,448)	(15,448)	(7,854)	(7,854)
Non-Controlling Interest	-	3,997	-	3,706
Net Income available to common stockholders	229,576	204,807	114,133	63,246
Accrued charter revenue	5,069	531	1,712	2,796
General and administrative expenses - non-cash component	4,360	2,854	1,808	1,446
Amortization of Time charter assumed	98	29	49	(20)
Realized (gain) / loss on Euro/USD forward contracts (1)	950	(235)	619	(283)
Gain on sale of vessels, net	(21,250)	(118,046)	(3,452)	(31,328)
Loss on sale of vessel by a jointly owned company with York Capital included in equity loss on investments	-	2,065	-	36
Non-recurring, non-cash write-off of loan deferred financing costs	2,339	1,439	1,705	465
(Gain) / Loss on derivative instruments, excluding realized (gain)/loss on derivative instruments	910	21,649	983	32,201
Non-recurring payments for loan cancellation fees	1,006	-	1,006	-
Adjusted Net Income available to common stockholders	$223,058	$115,093	$118,563	$68,559
Adjusted Earnings per Share	$1.80	$0.94	$0.95	$0.56
Weighted average number of shares	124,228,628	122,560,175	124,306,059	122,588,759

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock and Non-Controlling Interest, but before non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, amortization of time-charter assumed, realized (gain)/loss on Euro/USD forward contracts, gain on sale of vessels, net, loss on sale of vessel by a jointly owned company with York Capital included in equity loss on investments, non-recurring, non-cash write-off of loan deferred financing costs, general and administrative expenses - non-cash component, (gain)/loss on derivative instruments, excluding realized (gain)/loss on derivative instruments and non-recurring payments for loan cancellation fees. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.

5

Exhibit II

Selected Segmental Financial Information and Reconciliation of Net Income/(Loss) per segment to Net Income/(Loss) per segment adjusted for (gain)/loss on derivative instruments, excluding realized (gain)/loss on derivative instruments.

	For the six-month period ended June 30, 2023
(Expressed in thousands of U.S. dollars)	Container vessels	Dry bulk vessels	CBI	NML	Other	Intersegment Eliminations	Total
Total assets - June 30, 2023	3,240,823	724,177	508,833	98,280	738,859	(2,718)	5,308,254
Voyage revenue	406,917	74,347	133,448	-	-	-	614,712
Intersegment voyage revenue	-	3,079	-	-	-	(3,079)	-
Income from investment in leaseback vessels	-	-	-	1,477	-	-	1,477
Net Income / (Loss)	306,067	(31,715)	(57,516)	571	(1,149)	-	216,258
(Gain)/Loss on derivative instruments, excluding realized (gain)/loss on derivative instruments	959	3,076	17,614	-	-	-	21,649
Net Income / (Loss) adjusted for (gain)/loss on derivative instruments, excluding realized (gain)/loss on derivative instruments	307,026	(28,639)	(39,902)	571	(1,149)	-	237,907

	For the six-month period ended June 30, 2022
(Expressed in thousands of U.S. dollars)	Container vessels	Dry bulk vessels	Other	Total
Total assets - June 30, 2022	3,955,353	774,774	29,483	4,759,610
Voyage revenue	380,260	178,677	-	558,937
Net Income	168,559	75,689	776	245,024
(Gain)/Loss on derivative instruments, excluding realized (gain)/loss on derivative instruments	633	277	-	910
Net Income / (Loss) adjusted for (gain)/loss on derivative instruments, excluding realized (gain)/loss on derivative instruments	169,192	75,966	776	245,934

	For the three-month period ended June 30, 2023
(Expressed in thousands of U.S. dollars)	Container vessels	Dry bulk vessels	CBI	NML	Other	Intersegment Eliminations	Total
Total assets - June 30, 2023	3,240,823	724,177	508,833	98,280	738,859	(2,718)	5,308,254
Voyage revenue	211,250	40,225	114,468	-	-	-	365,943
Intersegment voyage revenue	-	1,375	-	-	-	(1,375)	-
Income from investment in leaseback vessels	-	-	-	1,477	-	-	1,477
Net Income / (Loss)	125,967	(5,722)	(53,635)	571	213	-	67,394
(Gain)/Loss on derivative instruments, excluding realized (gain)/loss on derivative instruments	1,400	1,940	28,861	-	-	-	32,201
Net Income / (Loss) adjusted for (gain)/loss on derivative instruments, excluding realized (gain)/loss on derivative instruments	127,367	(3,782)	(24,774)	571	213	-	99,595

6

	For the three-month period ended June 30, 2022
(Expressed in thousands of U.S. dollars)	Container vessels	Dry bulk vessels	Other	Total
Total assets - June 30, 2022	3,955,353	774,774	29,483	4,759,610
Voyage revenue	190,783	100,144	-	290,927
Net Income	73,476	48,023	488	121,987
(Gain)/Loss on derivative instruments, excluding realized (gain)/loss on derivative instruments	638	345	-	983
Net Income / (Loss) adjusted for (gain)/loss on derivative instruments, excluding realized (gain)/loss on derivative instruments	74,114	48,368	488	122,970

“Net Income / (Loss) adjusted for (gain)/loss on derivative instruments, excluding realized (gain)/loss on derivative instruments” represents Net Income before “(gain)/loss on derivative instruments, excluding realized (gain)/loss on derivative instruments”. “Net Income / (Loss) adjusted for (gain)/loss on derivative instruments, excluding realized (gain)/loss on derivative instruments” is not a recognized measurement under U.S. GAAP. We believe that the presentation of “Net Income / (Loss) adjusted for (gain)/loss on derivative instruments, excluding realized (gain)/loss on derivative instruments” is useful because it provides investors with a measure of the operating results unaffected by volatility in the value of our currently held derivative instruments.